September 15, 2006		Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
Ms. Rolaine S. Bancroft Staff Attorney Division of Corporation Finance		Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561		Julie Anne Gillespie Direct Tel (312) 701-7132 Direct Fax (312) 706-8328 jgillespie@mayerbrownrowe.com

Re:	CNH Wholesale Receivables LLC
Amendment No. 2 to Registration Statement
Filed August 14, 2006
File No: 333-133489

Dear Ms. Bancroft:

In this letter, CNH Wholesale Receivables LLC (the “Registrant”) responds to the Commission staff’s comment letter dated September 5, 2006 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 3 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show the changes from the Registration Statement as filed on August 14, 2006.

The Registrant’s response to the Comment Letter is set forth below.  The response follows the staff’s comment, which is re-typed below.  Please note that the page references refer to the marked copy of the form of prospectus and form of prospectus supplement.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Registration Statement on Form S-3

Prospectus Supplement

Delinquency Experience for the Trust’s Portfolio Account, page S-15

1.                                       We note your response to our prior comment 3 and your added disclosure on page S-17 that the tables on page S-15 include historical information.  Please add disclosure on page S-15 indicating that these tables are providing historical information.

Response

We have revised the prospectus supplement as requested on page S-13 through S-15.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7132.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie
Julie A. Gillespie